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RESIDENT PARTNERS

Lee Edwards

Admitted in New York

via edgar	January 29, 2014

Re:	Trunkbow International Holdings Limited

Schedule 13E-3 filed on December 20, 2013

File No. 005-86044

Schedule 14A filed on December 20, 2013

File No. 001-35058

Geoff Kruczek

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kruczek:

On behalf of Trunkbow International Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 16, 2014 with respect to the Schedule 13E-3, File No. 005-86044 (“Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A, File No. 001-35058 (the “Preliminary Proxy Statement”) filed on December 20, 2013 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the Preliminary Proxy Statement, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Trunkbow Merger Group Limited, Trunkbow International Merger Sub Limited, Dr. Wanchun Hou, Mr. Qiang Li, Chief Honour Investments Limited and Capital Melody Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

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Page 2	January 29, 2014

Schedule 13E-3

Item 16. Exhibits, page 12

1.	Please file the Facility Letter in its entirety. We note Exhibit 7.10 to the Schedule 13D/A filed on December 11, 2013 omits the 2002 ISDA Master Agreement Schedule and “General Agreement.”

The buyer group respectfully advises the Staff that the 2002 ISDA Master Agreement is not applicable to the facility under the Facility Letter. In response to the Staff’s comment, the General Agreement has been filed as exhibit (b)(2) to the Schedule 13E-3 Amendment.

Proxy Statement on Schedule 14A Filed on December 20, 2013

Summary Term Sheet

Stockholders Entitled to Vote . . ., page 4

2.	It appears from your disclosure in (ii) that the merger agreement does not require the approval of a majority of unaffiliated security holders, given that shares held by officers, directors and affiliates other Mr. Li and Dr. Hou are not excluded for purposes of this vote. Therefore, please revise to discuss how this was considered by the buyer group and the board in reaching the disclosed conclusions regarding the procedural fairness of the transaction. See Item 1014(c) of Regulation M-A. Please also revise to disclose how those officers, directors and affiliates intend to vote the shares they hold, and the resulting effect on the number of votes required to approve the transaction under (ii). See Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 17, 37, 51 and 69 of the Revised Proxy Statement and in the letter to the stockholders.

3.	See our last comment above. If accurate that because of the holdings of other affiliates, the vote of a majority of unaffiliated shareholders is not required for approval of the merger, please revise the disclosure generally throughout the proxy statement (and in the letter to shareholders) to clarify.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 4, 17, 37, 68 and 69 of the Revised Proxy Statement and in the letter to the stockholders.

Treatment of Company Warrants, page 5

4.	Please revise to clarify the purpose of treating the warrants in the manner you disclose, including how this treatment was agreed to while negotiating the merger agreement, and whether any of the warrants outstanding that will survive the merger transaction have exercise prices below the cash consideration offered. If any of your affiliates currently hold warrants, as indicated by your disclosure on page 92, and this treatment permits them to avoid taxation resulting from the merger, please revise to disclose that fact directly.

Page 3	January 29, 2014

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 5 of the Revised Proxy Statement.

The Company respectfully advises the Staff that the treatment of the warrants is not intended to permit any holders of warrants, including affiliates, to avoid taxation resulting from the merger. Because the warrants will remain outstanding after the merger transaction, any holder of a warrant that is a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences” in the Revised Proxy Statement) (if any) will not recognize any U.S. federal income tax consequences with respect to the warrants at the time of the merger. However, if a warrant is subsequently exercised, a holder of a warrant that is a U.S. Holder should recognize gain or loss for U.S. federal income tax purposes at such time in an amount equal to the excess of the amount of cash received over the exercise price paid. As disclosed on page 5 of the Revised Proxy Statement, the exercise price of each of the warrants exceeds the merger consideration. Accordingly, warrant holders do not have any economic incentive to exercise their warrants. In the event that a U.S. Holder chooses to exercise any or all of its warrants, it would recognize a loss because the exercise price exceeds the amount of cash to be received.

Acquisition Proposals, page 8

5.	Your disclosure beginning here through page 13 repeats in significant part the disclosure to which you cross-reference and appears to be inconsistent with the plain English requirements of Item 1001 of Regulation M-A. Please revise to eliminate unnecessary repetition and ensure your revisions are consistent with Rule 421(b) and (d) of Regulation C. Refer to Instructions to Item 1001 of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 8 through page 13 of the Revised Proxy Statement.

Termination Fees, page 12

6.	Please clarify here that termination fees paid or received from “Parent” refer to the buyer group comprised primarily of entities controlled or beneficially owned by your CEO Mr. Qiang Li and Chairman Dr. Wanchun Hou.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 13 of the Revised Proxy Statement.

Special Factors Relating to the Merger

Background of the Merger, page 23

7.	Throughout this section, you refer to Duff & Phelps, LLC interchangeably with its affiliate, Duff & Phelps Securities, LLC. Please revise to make clear the distinction as to which entity is being referenced.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 25 through page 28 of the Revised Proxy Statement.

Page 4	January 29, 2014

8.	On page 25, you refer to a developing preliminary valuation analysis on November 19, 2012. Please revise to clarify whether a preliminary valuation analysis was communicated to the special committee or the board prior to the December 2, 2013 meeting.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

9.	Please revise to provide a more detailed discussion of the events that caused Dr. Hou and Mr. Li to suspend the negotiations related to the going-private transaction. Please revise to identify the key customers, briefly describe their issues, and explain why management believed a significant decline in revenues might occur. Please also clarify the steps taken to address these issues, resulting in “improved business operations.”

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 27 and 28 of the Revised Proxy Statement.

10.	Please revise to identify the “representatives” of Dr. Hou and Mr. Li that entered into discussions with several banks and Misheng Bank. Please also clarify the reference to “certain additional potential buyers” on page 27.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 27 and 28 of the Revised Proxy Statement.

11.	Please revise to clarify the identity of “management” that provided Duff & Phelps financial projections on November 5, 2013 and the date on which those projections were prepared. Please ensure your revisions discuss any involvement of Dr. Hou or Mr. Li in developing these financial projections.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

12.	You disclose on page 28 that Duff & Phelps reported to the special committee on November 22, 2013 that it had not received any indication of interest from any potential buyer it had previously contacted, or any other third party. Please revise to clarify whether Duff & Phelps had contacted any of the prior potential buyers or any other third party since it completed its initial market check on February 7, 2013. If it was not requested or instructed to update or conduct a new market check, please revise to disclose that fact and explain why, particularly in light of the “improved business operations” of the company in the third quarter of 2013.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

13.	Was VeriFone Systems, Inc., which holds 7.6% of your outstanding shares, contacted by the buyer group, management, the special committee or members of the board to discuss or be part of the going-private transaction or any alternative proposals? If so, please disclose.

The Company respectfully advises the Staff that, at the instruction of the special committee, Duff & Phelps Securities, LLC contacted VeriFone Systems, Inc. during the market check process. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

Page 5	January 29, 2014

The buyer group respectfully advises the Staff that the buyer group did not contact VeriFone Systems, Inc. regarding the possibility of VeriFone Systems, Inc. joining the buyer group in connection with the going-private transaction.

14.	Please revise to provide the disclosure required by Item 1015 of Regulation M-A regarding the “oral presentation” mentioned on page 28. The oral report within the meaning of Item 1015 should be summarized in considerable detail in the disclosure document. Also, if the data and analyses included in that presentation differs in any material way from the December 10, 2013 presentation, please explain the reason for the difference.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

15.	On page 29 and elsewhere, you disclose that the proceeds relating to the facility letter will be used for “dividend distribution” to the “shareholders of Chief Honour and Capital Melody.” You also disclose that Dr. Hou and Mr. Li would “cause” those proceeds to be used to fund the equity financing. Please clarify the purpose of this structure.

The buyer group respectfully advises the Staff that the buyer group adopted the structure based on the proposal from Minsheng Bank, as the buyer group was informed that it would take much longer for the credit committee of Minsheng Bank to approve a loan directly to finance the proposed acquisition, compared to a loan the proceeds of which will be used for dividend distribution. In the view of delay already occurred in this transaction since the announcement of the going-private transaction in November 2012, the ability of the buyer group to obtain requisite financing as soon as possible would provide deal certainty and therefore be beneficial to the unaffiliated stockholders. Since Mr. Lao Chi Weng, as the nominee shareholder of Chief Honour and Capital Melody, will receive the dividends distributed by Chief Honour and Capital Melody, Dr. Hou and Mr. Li (as the respective 100% beneficial owner) will cause Mr. Lao Chi Weng to use the proceeds of such dividend distributions to fund the equity financing that Dr. Hou and Mr. Li have committed to provide under the equity commitment letter.

16.	Refer to our last comment above. We note that Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of filing person Chief Honour. Will Mr. Weng benefit from the transaction structure outlined above and if so how? Depending on your response, provide an analysis as to whether Mr. Weng should be included as a filing person on Schedule 13E-3 because of his relationships with filers Messrs. Li and Hou. We may have additional comments.

The buyer group respectfully submits that as described on pages 2 and 3 of the Preliminary Proxy Statement, Mr. Lao Chi Weng will have no interest in the proposed transaction other than continuing to hold 100% of the outstanding ordinary shares of Chief Honour and Capital Melody, through which he will hold the interest in the Company on behalf of Dr. Hou and Mr. Li, respectively, and his involvement in the proposed transaction is limited to his capacity as the nominee shareholder of Chief Honour and Capital Melody. Accordingly, Mr. Lao Chi Weng will not benefit from the transaction structure described above. Therefore, the buyer group respectfully submits that Mr. Lao Chi Weng should not be included as a filing person on Schedule 13E-3.

Page 6	January 29, 2014

17.	Please clarify what the financial advisor communicated to the buyer group on December 6, 2013. For example, did it propose a specific price or did it simply ask for an increase to the current offer?

The Company respectfully advises the Staff that, on December 6, 2013, Duff and Phelps contacted and told the buyer group that the special committee had asked for an increase to the current offer but did not propose a specific price for the consideration of the buyer group. In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 30 of the Revised Proxy Statement.

18.	Your disclosure on page 31 that the board acted “unanimously” indicates that Dr. Hou and Mr. Li were present, participated in the meeting and voted with the rest of the board. If so, please revise to describe the nature and extent of their participation in considering the proposed transaction.

The Company respectfully advises the Staff that Dr. Hou and Mr. Li were present, participated in the board meeting held on December 10, 2013 and voted with the rest of the board. In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 31 of the Revised Proxy Statement.

Purpose and Reasons of Our Board of Directors, page 31

19.	Please revise to disclose the reasons for the structure of this transaction. For example, we note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor the special committee or board considered in setting the structure of this going private transaction. That is, how did the board and special committee consider the lack of appraisal rights in negotiating and agreeing to the method by which to take the company private? Would appraisal rights have been available had you chosen a different means? Please also apply this comment to the disclosure concerning the “buyer group” appearing on page 48.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 36 and 48 of the Revised Proxy Statement.

20.	We note the alternatives mentioned on page 34. Please revise to disclose alternatives considered, including alternative means of going private, and reasons those alternatives were rejected. For example, clarify the “rewards and uncertainties associated with those alternatives.”

The Company respectfully advises the Staff that the two alternatives considered by the special committee are remaining a publicly traded company and the sale of the Company to a third party. The alternative of the sale of the Company to a third party has been discussed separately in the factors on pages 33 and 35 of the Revised Proxy Statement. Because the Company did not receive any indication of interest in a potential transaction involving the Company from any third party, no specific alternative transaction was discussed with any third party. In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

21.	On page 33, you indicate difficulty with complying with NASDAQ listing requirements. Please discuss any alternative transactions, such as a reverse stock split, the special committee or board considered to address any listing issues beyond the going-private proposal by the buyer group.

Page 7	January 29, 2014

The Company respectfully clarifies that “the continued listing requirements of NASDAQ” on page 33 of the Preliminary Proxy Statement refer to those requirements in connection with the timely filing of reports required by the Exchange Act, as opposed to the Minimum Bid Price Rule. Therefore, the difficulty with complying with such NASDAQ listing requirement cannot be addressed by a reverse stock split or any other alternative transaction. In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 33 of the Revised Proxy Statement.

Recommendation of Our Board of Directors . . ., page 32

22.	On page 33, you disclose as a positive factor that the merger consideration of $1.46 per share represents a 24.8% premium over the closing price on November 1, 2012, a 48.6% premium over the 30-day volume weighted average price as of November 1, 2012, and a 49.3% premium over a 90-day volume weighted average price as of November 1, 2012. Please revise to disclose any consideration the special committee or board gave to earlier trading prices. Please also revise to discuss any consideration the special committee and board gave to current market prices, such as those shortly before entering into the merger agreement. See Instruction 2(i) to Item 1014 of Regulation M-A.

The Company respectfully advises the Staff that the historical market prices considered by the special committee and the board of directors already dated back to more than 16 months prior to the execution of the merger agreement. The Company believes that the current disclosure of consideration of historical market prices is in compliance with Items 1014 of Regulation M-A and its instructions and is in consistent with market practice of similar transactions of U.S.-listed, China-based target companies.

In response to the Staff’s comment, the disclosure has been revised to include the consideration the special committee and board gave to current market prices. Please refer to the updated disclosure on page 33 of the Revised Proxy Statement.

Opinion of Duff & Phelps, Financial Advisor to the Special Committee, page 38

23.	In the fourth and fifth bullet points on page 39, you reference Duff & Phelps reviewing “other internal documents relating to the past and current business operations, financial conditions and probable future outlook of the Company, provided to Duff & Phelps by management of the Company,” and “a letter dated December 6, 2013 from the management of the Company which made certain representations as to the management projections and the underlying assumptions for the Company.” Please revise to clarify the nature of the information contained in those documents and whether they contained any additional information beyond what is already disclosed on pages 55 and 56 (and if so, please summarize in the disclosure document). Also revise to clarify who prepared each of the documents referenced in those bullet points and the dates of such preparation.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 39 of the Revised Proxy Statement.

Page 8	January 29, 2014

24.	On page 40, you reference a Duff & Phelps made “numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters ….” Please revise to the extent necessary to describe any material assumptions not already disclosed and any limitations on the projections included.

The Company respectfully submits that all material assumptions and limitations on the projections were included in the Preliminary Proxy Statement and therefore it is not necessary to make any revision in the Revised Proxy Statement.

25.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. See Item 1015(b)(6) of Regulation M-A. We note, for example, the data included in Exhibit 99(c)(2).

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 42 and 46 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 42

26.	Please revise to disclose the quantitative components that were used to calculate your weighted average cost of capital of 16% to 18%. Also, please disclose the companies that were used to calculate the discount rate ranges.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

27.	Please revise to disclose the financial projections for the fiscal years ending December 31, 2019 through December 31, 2022 that were extrapolated from management projections and discussions with management. Also, please clarify whether the management projections you reference are those provided on page 56 and briefly describe the substance of your discussion with management, including any material assumptions, to derive cash projections for 2019 through 2022.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

Premiums Paid Analysis, page 46

28.	Please revise to clarify the criteria used to select going-private merger and acquisition transactions and change of control transactions in the software and information technology industry. If other comparable industries or companies were excluded from this analysis despite meeting the criteria, please disclose the reasons for such exclusion.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 46 of the Revised Proxy Statement.

Fees and Expenses, page 47

29.	Please revise to clarify whether your compensation arrangements with Duff & Phelps Securities LLC as a financial advisor were solely limited to $25,000 and the $25,000 fee if a third-party other than the buyer group consummates a transaction. For example, please clarify if Duff & Phelps Securities LLC would receive additional fees or another engagement should they identify additional qualified buyers.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 47 of the Revised Proxy Statement.

Page 9	January 29, 2014

Purpose and Reasons of the Buyer Group for the Merger, page 48

30.	Please revise to clarify the reasons of the buyer group for undertaking the transaction at this time, as opposed to any other time, particularly in light of the projected financial information disclosed on page 56 and improved business operations noted on page 27. Please also apply this comment to your disclosure beginning on page 31 regarding the company’s reasons for the transaction.

In response to the Staff’s comment, the disclosure regarding the reasons of the buyer group for undertaking the transaction at this time and the Company’s reasons for the merger has been revised. Please refer to the updated disclosure on pages 32 and 48 of the Revised Proxy Statement.

31.	In the last paragraph of this page, you say the buyer group did not consider alternative transaction structures. In the second paragraph of this section, you disclose that the buyer group believes the current structure is preferable to “other transaction structures,” which implies other structures were considered and rejected. Please reconcile. If other structures were considered, please disclose those structures and the reasons they were rejected.

The buyer group respectfully advises the Staff that no alternative transaction structure was considered by the buyer group and the Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please refer to page 48 of the Revised Proxy Statement.

Position of the Buyer Group as the Fairness of the Merger, page 49

32.	Please revise to discuss the buyer group’s consideration of the items included in (i) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. While we note the market prices mentioned on page 50, those prices do not appear to be current prices.

In response to the Staff’s comment, the disclosure has been revised to include the closing price of the trading day immediately prior to the execution of the merger agreement. Please refer to pages 50 and 51 of the Revised Proxy Statement.

Certain Effects of the Merger, page 53

33.	Please discuss the tax consequences of the transaction to the buyer group as compared to all other security holders. Also, the heading implies you are disclosing only “certain” effects. Please revise to discuss all material effects.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 53 of the Revised Proxy Statement.

Plans for the Company after the Merger, page 55

34.	Please describe the “transactions already under consideration by the Company” referenced here. Refer to Item 1006(c) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 55 of the Revised Proxy Statement.

Page 10	January 29, 2014

Prospective Financial Information, page 55

35.	On page 56, you disclose an assumption that operating expenses will decrease as a percentage of revenues due to economies of scale, but should increase in absolute dollar terms due to increased general and administrative expenses and the expansion of your sales and marketing teams. You anticipate the opening of new cloud data centers in 2014 will significantly increase your revenues in 2015. Please revise to explain why your anticipated operating expenses for 2015 and 2016 show a decline in absolute dollar terms from 2014, yet revenues are still increasing by 24% from the 2014 projections.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 55 and 56 of the Revised Proxy Statement.

Financing of the Merger, page 57

36.	Please revise to describe the material terms of the agreements with Minsheng Bank, including the interest rate and term of the term loan facility. Please refer to Item 1007(a) of Regulation M-A for further guidance.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include summary of the material terms of the facility letter. Please refer to page 58 of the Revised Proxy Statement.

Material U.S. Federal Income Tax Consequences, page 62

37.	In the appropriate places of your proxy statement, please describe the U.S. federal income tax consequences of the merger transaction on Trunkbow International Holdings Limited and its affiliates, as well as holders of outstanding warrants. See Item 1013(d) of Regulation M-A. Include in such disclose the effect, if any, of the transaction on the company’s deferred tax asset, as disclosed in your most recent Form 10-Q.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 62 and 65 of the Revised Proxy Statement.

Common Stock Ownership of Management and Certain Beneficial Owners, page 91

38.	Please revise to disclose the natural person(s) that holds investment or voting power over the shares owned by VeriFone Systems, Inc.

The Company respectfully advises the Staff that the information about the shares of Company common stock beneficially owned by VeriFone Systems, Inc. disclosed in the Preliminary Proxy Statement is solely based on the Amendment No. 2 to the Schedule 13G filed with the SEC by VeriFone Systems, Inc. on August 26, 2013. The Company is not aware of the identity of natural person(s) that holds investment or voting power over the shares owned by VeriFone Systems, Inc. The Company also respectfully advises the Staff that, based on the Amendment No. 3 to the Schedule 13G filed with the SEC by VeriFone Systems, Inc. on January 15, 2014, VeriFone Systems, Inc. currently only beneficially owns 2.0% of shares of Company common stock. Therefore, the Company has deleted the disclosure with respect to the beneficial ownership of VeriFone Systems, Inc. from the Revised Proxy Statement. Please refer to the updated disclosure on pages 92 and 93 of the Revised Proxy Statement.

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Page 11	January 29, 2014

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Trunkbow Merger Group Limited, Trunkbow International Merger Sub Limited, Dr. Wanchun Hou, Mr. Qiang Li, Chief Honour Investments Limited and Capital Melody Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 5922 8001.

Very truly yours,

By:	/s/ Lee Edwards
Name: Lee Edwards

cc:	Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 16, 2014 with respect to the Schedule 13E-3, File No. 005-86044 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A, File No. 001-35058 (the “Preliminary Proxy Statement”), filed on December 20, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 the revised preliminary proxy statement filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trunkbow International Holdings Limited

By:	/s/ Kokhui Tan
	Name:	Kokhui Tan
	Title:	Director

Trunkbow Merger Group Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Trunkbow International Merger Sub Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Wanchun Hou

/s/ Wanchun Hou

Page 13	January 29, 2014

Qiang Li

/s/ Qiang Li

Chief Honour Investments Limited

By:	/s/ Wanchun Hou
	Name:	Wanchun Hou
	Title:	Director

Capital Melody Limited

By:	/s/ Qiang Li
	Name:	Qiang Li
	Title:	Director